FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2020 (Amended)

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-229191) of the registrant, filed with the SEC on January 11, 2019.

EXPLANATORY NOTE: The registrant furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K on February 25, 2021 (the “Original 6-K”). The registrant is furnishing this Form 6-K/A in order to amend certain information contained in Exhibit 1 “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2020” furnished on the Original Form 6-K.

As shown in Exhibit 1 to this Form 6-K/A, amendments are indicated by “underline” and relate to the following:

•

Part I Corporate Information—Item 2. Operating and Financial Review—2. Operating, Financial and Cash Flow Analysis by Management—(3) Trading Activities—Risk management of trading activity—2) Records of VaR; and

•

Part I Corporate Information—Item 2. Operating and Financial Review—2. Operating, Financial and Cash Flow Analysis by Management—(6) Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements.

No other portion of the Original Form 6-K is being amended hereby.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 30, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

Part I	Corporate Information

Item 2. Operating and Financial Review

2. Operating, Financial and Cash Flow Analysis by Management

(3) Trading Activities

(Before Correction)

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2020	December 31, 2020
Equity	¥8.9	¥3.1
Interest rate	22.3	8.5
Foreign exchange	5.1	4.2

Subtotal	36.3	15.8
Diversification benefit	(11.0)	(6.5)

VaR	¥25.3	¥9.3

	Billions of yen
	Nine months ended December 31, 2020
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥27.0	¥7.0	¥13.9

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the nine-month period.

(After Correction)

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2020	December 31, 2020
Equity	¥8.9	¥3.1
Interest rate	22.3	8.5
Foreign exchange	5.1	4.2

Subtotal	36.3	15.8
Diversification benefit	(11.0)	(6.1)

VaR	¥25.3	¥9.7

	Billions of yen
	Nine months ended December 31, 2020
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥27.0	¥7.1	¥14.2

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the nine-month period.

(6) Liquidity and Capital Resources

Consolidated Regulatory Capital Requirements

(Before Correction)

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of December 31, 2020, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) was 17.73%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) was 19.86% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) was 19.92% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of December 31, 2020 was 7.51% for common equity Tier 1 capital ratio, 9.01% for Tier 1 capital ratio and 11.01% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2020.

Billions of yen, except ratios
December 31, 2020
Common equity Tier 1 capital	¥2,636.2
Tier 1 capital	2,952.9
Total capital	2,961.2
Risk-Weighted Assets
Credit risk-weighted assets	8,059.0
Market risk equivalent assets	4,224.6
Operational risk equivalent assets	2,578.1

Total risk-weighted assets	¥14,861.7

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.73%
Tier 1 capital ratio	19.86%
Consolidated capital adequacy ratio	19.92%

(After Correction)

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of December 31, 2020, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) was 17.60%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) was 19.71% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) was 19.77% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of December 31, 2020 was 7.51% for common equity Tier 1 capital ratio, 9.01% for Tier 1 capital ratio and 11.01% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of December 31, 2020.

Billions of yen, except ratios
December 31, 2020
Common equity Tier 1 capital	¥2,636.2
Tier 1 capital	2,952.9
Total capital	2,961.2
Risk-Weighted Assets
Credit risk-weighted assets	8,059.0
Market risk equivalent assets	4,337.0
Operational risk equivalent assets	2,578.1

Total risk-weighted assets	¥14,974.1

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.60%
Tier 1 capital ratio	19.71%
Consolidated capital adequacy ratio	19.77%